                    TWIN DISC, INCORPORATED
                ACCELERATOR 401(k) SAVINGS PLAN
                       Racine, Wisconsin


                  AUDITED FINANCIAL STATEMENTS

             Years Ended December 31, 2004 and 2003



                        TABLE OF CONTENTS


		                                              Page
                                                              ----

Independent Auditors' Report                                    1

Statements of Net Assets Available for Benefits	                2

Statements of Changes in Net Assets Available for Benefits       3

Notes to Financial Statements                                  4-8

Schedule of Assets Held for Investment                          9

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

Benefits Committee
Twin Disc, Incorporated -
  Accelerator 401(k) Savings Plan
Racine, Wisconsin


     We have audited the accompanying statements of net assets available for benefits of the Twin Disc Accelerator-401(k) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes-December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's manangement. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 13, 2005
Milwaukee, Wisconsin

                                  TWIN DISC, INCORPORATED
                           THE ACCELERATOR 401(K) SAVINGS PLAN
                                   Racine, Wisconsin

                         Statements of Net Assets Available for Benefits
                            Years Ended December 31, 2004 and 2003

<CAPTIONS>
                                                   2004            2003
                                                   ----            ----
Assets:
  Investment options at fair value         $ 50,969,146    $ 44,841,177

Receivables:
  Employer match contribution                     6,058          17,637
  Participant contributions                      21,537          58,569
                                           ----------------------------
    Total receivables                            27,595          76,206
                                           ----------------------------
Net assets available for plan benefits     $ 50,996,741    $ 44,917,383
                                           ----------------------------
                                           ----------------------------



The accompanying notes to financial statments are an integral part of these statements.

                                  TWIN DISC, INCORPORATED
                           THE ACCELERATOR 401(K) SAVINGS PLAN
                                   Racine, Wisconsin

                 Statements of Changes in Net Assets Available for Benefits
                          Years Ended December 31, 2004 and 2003

                                                              2004         2003
                                                              ----         ----
Additions:
  Additions to net assets attributed to:
    Investmetn income:
      Net Appreciation in fair value of investments    $ 3,415,195  $ 7,180,049
      Interest                                              71,242       76,853
      Dividends                                          1,721,104      707,277
                                                       ------------------------
      Net investment gain                                5,207,541    7,964,179

Contributions:
  Employer                                                 630,546      832,703
  Particpant                                             2,195,513    2,176,136
  Rollovers                                                194,865        3,659
                                                       ------------------------
  Total contributions                                    3,020,924    3,012,498
                                                       ------------------------
    Total additions                                      8,228,465   10,976,677

Deductions:
  Deductions from net assets attributed to:
    Administrative fees                                      2,400          ---
    Benefits paid to participants                        2,146,707    5,205,648
                                                       ------------------------
    Total deductions                                     2,149,107    5,205,648
                                                       ------------------------
      Change in net assets available for plan benefits   6,079,358    5,771,029

Net assests available for plan benefits,
                            beginning of year           44,917,383   39,146,354
                                                       ------------------------

Net assets available for plan benefits, end of year     50,996,741   44,917,383
                                                       ------------------------
                                                       ------------------------

</CAPTIONS>


The accompanying notes to financial statments are an integral part of these statements.

               TWIN DISC, INCORPORATED - ACCELERATOR 401(k) SAVINGS PLAN
                                     Racine, Wisconsin

                                Notes to Financial Statements
                                  December 31, 2004 and 2003

1.  Basis of Presentation and Significant Accounting Policies
-------------------------------------------------------------

     General
     -------

     The following brief description of the Twin Disc, Incorporated - Accelerator 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. The Plan, established April 1, 1986, is a defined contribution plan covering substantially all Twin Disc, Incorporated (the "Company") domestic employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility
     -----------

     An employee of the Company is eligible for plan participation after completing two months of employment.

     Contributions
     -------------

     Participants may elect to contribute on a pre-tax basis up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code.

     For participants who are employed by Twin Disc, Inc., the Company contributes an amount equal to a percentage of each participant's 401(k) contributions, up to 6% of compensation. The contribution percentage for the years ended December 31, 2004 and 2003 was 50%. For participants who are employed by the Twin Disc South East subsidiary, the Company contributes a matching contribution equal to 25% of each participant's 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant's compensation. The Internal Revenue Code has set a maximum of $13,000 and $12,000 for tax-deferred contributions that may be excluded for any individual participant in 2004 and 2003, respectively. The Internal Revenue Code also allows additional catch-up contributions for participants age fifty and over. The maximum additional contribution allowed was $3,000 and $2,000 in 2004 and 2003, respectively. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan.

     The Plan enables participants to allocate their contributions and account balances among various investment options offered by the Plan. Assets of the Plan are segregated and invested based upon the total allocation of the participants' accounts. Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time.

     Vesting
     -------

     Participants are immediately 100% vested in their individual account balances.

     Withdrawals
     -----------

     After-tax contributions may be withdrawn at any time upon receipt of written notice by the Trustee. Pre-tax contributions may only be withdrawn, prior to employment termination, in the event of severe financial hardship or once annually upon attainment of age 59 1/2. A final distribution is paid to the participant upon termination of employment with the Company. Final distributions in excess of $5,000 may be deferred as elected by the participant until age 70 1/2.

               TWIN DISC, INCORPORATED - ACCELERATOR 401(k) SAVINGS PLAN
                                     Racine, Wisconsin

                                Notes to Financial Statements
                                  December 31, 2004 and 2003
                                          (Continued)

1.  Basis of Presentation and Significant Accounting Policies (Continued)
-------------------------------------------------------------------------

     Participant Accounts
     --------------------

     On March 1, 2004, the Company authorized the transfer of trusteeship of the Plan from UMB Bank, N.A., to T. Rowe Price Trust Company, and the recordkeeping services for the Plan from Strong Retirement Plan Services ("Strong") to T. Rowe Price Retirement Plan Services Inc. ("T. Rowe Price").
T. Rowe Price maintains individual accounts for each participant for their respective investment in each of twelve available investment funds. For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit method, as appropriate. Participant investments in the Twin Disc, Inc. Stock Fund, a unitized fund in 2003, were accounted for on a unit value method. The participant investments were accounted for on a share method beginning March 1, 2004. Shares and share values, and units and unit values for the fund as of December 31, 2004 and 2003 were as follows:

                                     Shares/Units           Share/Unit Value
                                     December 31,             December 31,
                                   ----------------         ----------------
                                   2004        2003         2004        2003
                                   ----        ----         ----        ----
Twin Disc, Inc. Stock            51,236         ---       $25.55         ---
Twin Disc, Inc. Stock Fund          ---      81,285          ---      $12.05



     Participant Loans
     -----------------

     Participants may be granted a loan against their individual account balance limited to the lesser of $50,000 or 50% of the account balance. Loans are granted in a uniform and nondiscriminatory manner based on the loan policy as set forth by the Benefits Committee. The loan proceeds are made pro-rata from the investment elections of the participant. Each participant's individual account and the interest and principal paid on the loan shall be credited only to such participant's account balance. Any such loan shall be repaid over a period not exceeding five years unless the loan is used to purchase a principal residence, in which case the loan shall be repaid over a period not exceeding fifteen years.


     Basis of Accounting
     -------------------

     The financial statements of the Plan are prepared under the accrual method of accounting.


     Administrative Expenses
     -----------------------

     Certain administrative expenses of the Plan are paid by the Company at its discretion. The remaining administrative expenses are paid by the Plan.


     Benefit Payments
     ----------------

     Benefits are recorded when paid.

              TWIN DISC, INCORPORATED - ACCELERATOR 401(k) SAVINGS PLAN
                                     Racine, Wisconsin

                                Notes to Financial Statements
                                  December 31, 2004 and 2003
                                           (Continued)


1.  Basis of Presentation and Significant Accounting Policies (Continued)
-------------------------------------------------------------------------

     Investment Valuation
     --------------------

     Investments of the Plan are stated at fair value. The values of investments in mutual funds and common stocks are determined by the last reported market price on the last business day of the year. Investments in collective trust funds, other than the T. Rowe Price Stable Value Common Trust Fund (see below), are valued at redemption prices established by the trustee of the funds based on the quoted market prices of the underlying investments. Participant loans are valued at cost which approximates fair value. The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

     The fair value of the T. Rowe Price Stable Value Common Trust Fund is determined by T. Rowe Price Retirement Plan Services, Inc. The fair value of the Strong Stable Value Fund was determined by Strong Investments, Inc. The collective trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by Strong and T. Rowe Price. The investment contracts are recorded at contract value (which represents contributions received, plus interest, less plan withdrawals), which approximates fair value at December 31, 2004.


2.  Investments
---------------

     The following presents investments that represent 5% or more of the Plan's net assets:

<CAPTION<
                                                         December 31,
                                                         ------------
                                                    2004             2003
                                                    ----             ----
Mutual Funds:
  Pimco Total Return Fund                     $4,278,146       $        -
  T. Rowe Price Equity Income Fund             3,027,455                -
  T. Rowe Price Growth Stock Fund             11,260,625                -
  T. Rowe Price Mid Cap Value Fund             8,422,721                -
  T. Rowe Price Small Cap Value Fund           2,775,540                -
  Davis NY Venture                                     -        2,659,062
  Strong Institutional Growth                          -       11,313,394
  Strong Opportunity                                   -        7,009,488
  Strong Advisor Bond Institutional                    -        4,478,708
T. Rowe Price Stable Value Common Trust Fund  11,779,338              ---
Strong Stable Value Fund                               -       10,410,405



              TWIN DISC, INCORPORATED - ACCELERATOR 401(k) SAVINGS PLAN
                                     Racine, Wisconsin

                                Notes to Financial Statements
                                  December 31, 2004 and 2003
                                           (Continued)

     During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value by $3,415,196 and $7,180,049, respectively, as follows:

                                                         December 31,
                                                         ------------
                                                     2004            2003
                                                     ----            ----
     Mutual funds                             $ 2,267,469     $ 6,457,009

     Common stock                               1,043,508         472,762
     Collective trust fund                        104,218         250,278
                                              ---------------------------
                                              $ 3,415,195     $ 7,180,049
                                              ---------------------------
                                              ---------------------------


3.  Income Tax Status
---------------------

     The Plan obtained its latest determination letter on March 19, 2002, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


4.  Termination of Plan
-----------------------

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.


5.  Party-in-Interest Transactions
----------------------------------

     Transactions involving employer securities, funds administered by T. Rowe Price Trust Company, the current trustee of the Plan, funds administered by T. Rowe Price Retirement Plan Services, Inc., the recordkeeper of the Plan, and participant loans are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.


6.  Amounts Allocated to Withdrawn Participants
-----------------------------------------------

     Plan assets of $9,086,930 and $8,608,508 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2004 and 2003, respectively, but who have not yet received distributions as of that date.


7.  Use of Estimates
--------------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual amounts could differ from those estimates.

8.  Risks and Uncertainties
---------------------------

     The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.





                                TWIN DISC, INCORPORATED
                           THE ACCELERATOR 401(K) SAVINGS PLAN
                                   Racine, Wisconsin

                           Employer Identification #39-0667110
                                          Plan 005

          Schedule of Assets Held for Investment Purposes - Schedule H, Line 4i


         Description of asset                    Shares/Units             Value
         --------------------                    ------------             -----
     Dodge & Cox Balanced Fund                         31,551         2,503,585

     Goldman Sachs Growth Opportunities A Fund         18,082           392,388

     Pimco Total Return Fund                          400,951         4,278,146

  *  T. Rowe Price Equity Income Fund                 113,857         3,027,455

  *  T. Rowe Price Growth Stock Fund                  422,221        11,260,625

  *  T. Rowe Price Mid Cap Value Fund                 366,365         8,422,721

  *  T. Rowe Price Small Cap Value Fund                77,790         2,775,540

  *  T. Rowe Price Stable Value Common Trust Fund  11,779,338        11,779,338

     Templeton Foreign Fund                            89,651         1,102,712

  *  Twin Disc, Inc. - Common Stock                    51,236         1,309,074

     Vanguard 500 Index Fund                           12,919         1,442,251

     William Blair Small Cap Growth Fund               51,004         1,312,321

  *  Participants Loans, interest rates ranging
     between 5.0% and 10.5%, maturities ranging
     from 2005 to 2019                                                1,362,990
                                                                   ------------
                                                                   $ 50,969,146
                                                                   ------------
                                                                   ------------



  *  The party involved is known to be a party-in-interest to the Plan.


                     See Independent Auditors' Report.